EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,

	2002	2001	2000	1999	1998	2003	2002

Earnings:
Earnings	$851,300	$523,721	$196,361	$115,546	$173,703	$1,102,772	$570,547
Fixed Charges	109,641	111,872	111,282	39,004	37,346	103,018	81,513

	$960,941	$635,593	$307,643	$154,550	$211,049	$1,205,790	$652,060

Fixed Charges:
Interest expense and amortization of debt discount and debt issuance costs	$34,053	$46,569	$59,374	$17,304	$17,781	$30,199	$25,999
Interest component of rent expense	75,588	65,303	51,908	21,700	19,565	72,819	55,514

	$109,641	$111,872	$111,282	$39,004	$37,346	$103,018	$81,513

Ratio of earnings to fixed charges	8.8	5.7	2.8	4.0	5.7	11.7	8.0